COASTAL PACIFIC HOTSTONE GOLD PROPERTY INFORMATION UPDATE

CALGARY, Alberta, October 21, 2010 -- Coastal Pacific Mining Corp. (OTCBB: CPMCF) ("Coastal Pacific” or the “Company"), further to the release of October 6, 2010 announcing the entering into an option agreement for the Hotstone Gold Property in Ontario, Canada, is pleased to provide additional information on the Property.

The Hotstone Gold Property (“Property”) is a drill ready gold prospect in Greenlaw Township, within the Swayze Greenstone belt of Northern Ontario, which is the southwestern extension of the Abitibi Greenstone belt (“Abitibi”). This belt is often referred to as the Canadian Fort Knox, as it has yielded over 160 million ounces of gold production.  Currently, gold is trading at approximately US$1300 per ounce, which represents production worth over US$208 billion today.

The Abitibi is one of the largest greenstone belts in the world. These geologic bodies are considered prime hunting grounds for large mineral deposits of metals including gold, silver, copper, and zinc. The Abitibi is one of a handful of major mineral regions that extends from the great gold discoveries of Alaska to Greenland.  Notably, the Porcupine Mining District (Timmins), which has produced in excess of 70 million ounces of gold from such famous producers as the Hollinger Mine, McIntyre Mine, Pamour Mine and Canada’s longest continuously producing gold mine with 100 years production, the Placer Dome (Dome) Mine.  The Kirkland Lake area, known as the Larder Lake Mining District, has produced in excess of 24 million ounces of gold with such famous producers as the Wright-Hargreaves Mine, the Lakeshore Mine and the Macassa Gold Mine.

After studying all of the available exploration data on the Property, the Company believes gold values may be improving as one approaches an intrusive at depth. A work program to expand on the resource and confirm results from 1998 is being commissioned by our VP of Exploration, David L. Gibson.

The Property has been the subject of gold exploration since the early 1930’s, focused on a Quartz-Carbonate-Fuchsite Alteration shear zone, containing numerous gold showings, thought to be associated with an intrusive at depth.

Gold has been found within this large quartz-carbonate fuchsite alteration zone, which spans the extent of the Property from the east to the west. The alteration zone can be traced for over 1600 meters across the Property and was stripped for 600 meters in length by Noranda in the early 1980’s.  Anomalous gold values can be found throughout the alteration zone, with the best assays from quartz lenses, veins and the high-grade pits. A number of quartz veins and lenses found within the shear zone carry high gold values.  Lenses within the shear zone vary in size from 8 feet long and 2 feet wide to 200 feet long and 4 feet wide with high erratic gold values. Two high-grade pits exist on a large quartz vein within the alteration zone where samples of up to 210 g/t gold or approximately 7.4 ounces per ton have been reported.  In 1997, Orezone Resource Inc. obtained samples of 24 g/t gold or .85 ounces per ton over 0.4 meters from these high-grade pits on the quartz vein.

Within the Property there exists a large porphyry unit, which is coincidental with the alteration zone and a Fraser Filter E.M. anomaly.  This anomaly runs the near extent of the property for 1200 meters and is associated with a drill hole put down by Noranda in the 1980’s, which intersected 29 meters of well-mineralized quartz-feldspar porphyry.  Drill logs exist, yet Noranda, as was a common practice by the company at the time, never published assay values.

A 1000-foot drilling program in 1999 performed by D. Gibson was undertaken in an attempt to drill into the porphyry unit. Three holes were drilled with a 65hp “Gopher” drill into the alteration zone to try and reach the 600-foot level, where the porphyry unit exists.  Due to the extreme blocky-ness of the alteration and shearing, each drill hole was lost before contacting the porphyry unit. Noted in each hole was the increase in gold values as the depth increased, getting closer to the 600 ft level and the apparent contact of the porphyry unit.  The core from the program was split and assayed at 1.5-meter intervals. The highest gold values were noted near the very ends of the holes where they were lost.  Increased gold values of up to 1 g/t gold across 1.5m were reported near the end of the hole as it increased in depth towards the porphyry unit.

The Ontario Geological Survey in 1994, Map P.3265, identified numerous gold in surficial materials anomalies in Greenlaw Township within the Hotstone Gold Property, and just down ice of the Property. See “Particulate Gold Abundance in Surficial Materials” Map 3265.

Coastal Pacific activities are to explore, develop and mine gold and silver resources in North and South America. As its primary focus, Coastal Pacific will joint venture with companies having reserves to develop and produce. Currently the Company is in a joint venture agreement in Ontario, Canada.

Our philosophy is to participate with companies who are in the later stage of exploration and are ready for development. Gold and silver have been used as money for over 3,000 years. History has shown that in periods of market downturns gold and silver have proven to be a dependable hedge for investors against both inflation and any monetary crisis.

Coastal Pacific Mining Corp.
927 Drury Avenue NE
Calgary, Alberta  T2E 0M3
Web: www.coastalpacificminingcorp.com
For information: info@coastalpacificminingcorp.com

Contact:
Joesph Bucci, President
403.612.3001
joebucci@coastalpacificminingcorp.com

Cautionary note:

FORWARD-LOOKING STATEMENTS: “Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements relating to the company’s business activities and other statements in this press release are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements are based on current expectations about the Company’s business. Words such as expects, anticipates, intends, plans, believes, estimates and similar words and expressions are intended to identify such forward-looking statements. These statements involve risks that are difficult to evaluate. Actual results can vary from descriptions herein due to many factors including changes in metal prices and business conditions; changes in laws and regulations; problems encountered in exploration and obtaining permits; changes in the competitive environment; technological advances; shortages of skilled workers, drill rigs and equipment; the need for additional capital and other risks listed in the Company’s Securities and Exchange Commission filings under "risk factors" and elsewhere. Forward-looking statements speak only as of the date they were made. The Company does not undertake any obligation to update forward-looking statements.

www.coastalpacificminingcorp.com	Coastal Pacific Mining Corp. 927 Drury Avenue NE, Calgary, Alberta T23 0M3 Toll Free: (877) 931 0110 - Tel: (403) 612.3001 - Fax: (403) 313-5449